EXHIBIT 99.1

                  CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.


                 UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                           FOR THE SIX MONTHS ENDED

                            June 30, 1997 AND 1996


                          PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

a)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                            CONSOLIDATED BALANCE SHEETS
                                   (in thousands)



                                                 June 30,   December 31,
                                                   1997         1996
                                               (Unaudited)     (Note)
Assets
 Cash and cash equivalents:
   Unrestricted                               $   2,044        1,960
   Restricted - tenant security deposits            593          554
 Investments in limited partnerships                 --          336
 Accounts receivable                                280          252
 Escrow for taxes                                   813          678
 Restricted escrows                                 637        1,420
 Other assets                                     1,623        1,630
 Investment properties:
   Land                                          10,217       10,217
   Building and related personal property        96,128       95,236
                                                106,345      105,453
      Less accumulated depreciation             (73,154)     (70,606)
                                                 33,191       34,847

                                              $  39,181    $  41,677

Liabilities and Partners' Deficit
 Accounts payable                             $     254    $     798
 Tenant security deposits                           591          611
 Accrued taxes                                      600          313
 Other liabilities                                  465          363
 Mortgage notes                                  23,265       23,393
 Master loan and interest payable               275,152      261,136

Partners' Deficit
 General partner                                 (2,611)      (2,449)
 Limited partners                              (258,535)    (242,488)
                                               (261,146)    (244,937)

                                              $  39,181    $  41,677

Note:The balance sheet at December 31, 1996, has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

            See Accompanying Notes to Consolidated Financial Statements

b)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                    (Unaudited)
                          (in thousands, except unit data)



                                   Three Months Ended    Six Months Ended
                                        June 30,             June 30,
                                     1997       1996      1997      1996
Revenues:
  Rental income                  $  4,824   $  4,803   $  9,601  $  9,489
  Interest income                      25         41         60        56
  Other income                        305        410        626       680
       Total revenues               5,154      5,254     10,287    10,225

Expenses:
  Operating                         2,006      1,876      3,851     3,935
  General and administrative          275        210        527       367
  Depreciation and amortization     1,316      1,343      2,614     2,662
  Maintenance                         910        802      1,541     1,630
  Property taxes                      317        337        642       673
  Interest                          8,629      7,868     17,321    15,723
       Total expenses              13,453     12,436     26,496    24,990

Net loss                         $ (8,299)  $ (7,182)  $(16,209) $(14,765)

Net loss allocated
    to general partner (1%)      $    (83)  $    (72)  $   (162) $   (148)
Net loss allocated
    to limited partners (99%)      (8,216)    (7,110)   (16,047)  (14,617)

                                 $ (8,299)  $ (7,182)  $(16,209) $(14,765)

            See Accompanying Notes to Consolidated Financial Statements


c)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

              CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
                                    (Unaudited)

                  For the Six Months Ended June 30, 1997 and 1996
                                   (in thousands)



                                         General         Limited
                                         Partners        Partners       Total

Partners' deficit at
  December 31, 1995                    $ (2,159)       $(213,815)    $(215,974)

Net loss for the six months
  ended June 30, 1996                      (148)         (14,617)      (14,765)

Partners' deficit at
  June 30, 1996                        $ (2,307)       $(228,432)    $(230,739)

Partners' deficit at
  December 31, 1996                    $ (2,449)       $(242,488)    $(244,937)

Net loss for the six months
  ended June 30, 1997                      (162)         (16,047)      (16,209)

Partners' deficit at
  June 30, 1997                        $ (2,611)       $(258,535)    $(261,146)

            See Accompanying Notes to Consolidated Financial Statements



d)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (Unaudited)
                                   (in thousands)


                                                            Six Months Ended
                                                                June 30,
                                                            1997        1996
Cash flows from operating activities:
  Net loss                                               $(16,209)  $(14,765)
  Adjustments to reconcile net loss to net
   cash provided by operating activities:
   Depreciation and amortization                            2,657      2,701
   Change in accounts:
      Restricted cash                                         (39)         1
      Accounts receivable                                     (28)        94
      Escrows for taxes                                      (135)      (229)
      Other assets                                           (102)        82
      Accounts payable                                       (544)    (1,052)
      Tenant security deposit liabilities                     (20)        13
      Accrued taxes                                           287        276
      Other liabilities                                       102        (86)
      Interest on Master Loan                              15,606     14,805

          Net cash provided by operating activities         1,575      1,840

Cash flows from investing activities:
  Property improvements and replacements                     (892)    (2,164)
  Deposits to restricted escrows                              (49)       (36)
  Withdrawals from restricted escrows                         832      1,181
  Distributions from investments in limited partnerships      336         73

          Net cash provided by (used in)
            investing activities                              227       (946)

Cash flows from financing activities:
  Advances on Master Loan                                      --        367
  Principal payments on Master Loan                        (1,590)      (175)
  Principal payments on notes payable                        (128)      (149)
  Loan costs paid                                              --         (1)

          Net cash (used in) provided by
            financing activities                           (1,718)        42

Net increase in cash and cash equivalents                      84        936

Cash and cash equivalents at beginning of period            1,960      1,686
Cash and cash equivalents at end of period               $  2,044   $  2,622
   Supplemental disclosure of cash flow information:
   Cash paid for interest                                $  1,673   $    815

             See Accompanying Notes to Consolidated Financial Statements

e)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    (Unaudited)


NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Consolidated Capital Equity Partners, L.P. ("CCEP") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of ConCap Holdings, Inc. ("General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 1997, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1997.

Certain reclassifications have been made to the 1996 information to conform to the 1997 presentation.

Consolidation

CCEP owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can, Ltd. has a net capital deficit and no minority liability exists with respect to CCEP.

NOTE B - RELATED PARTY TRANSACTIONS


CCEP has no employees and is dependent on the General Partner and its affiliates for the management and administration of all partnership activities. CCEP paid property management fees based upon collected gross rental revenues for property management services in each of the six month periods ended June 30, 1997 and 1996. Fees paid to affiliates of Insignia during the six month periods ended June 30, 1997 and 1996, are included in operating expenses on the consolidated statements of operations and are reflected in the following table. The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP activities. The General Partner and its current affiliates received reimbursements for the six months ended June 30, 1997 and 1996, as reflected in the following table.

Also, CCEP is subject to an Investment Advisory Agreement between CCEP and an affiliate of the General Partner. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of the General Partner for advising and consulting services for CCEP's properties. Advisory fees paid pursuant to this agreement are reflected in the following table:


                                                      For the Six Months Ended
                                                              June 30,
                                                           1997         1996
                                                            (in thousands)


  Property management fees                                 $509         $500
  Investment advisory fees                                   91           91
  Reimbursement for services of affiliates
     (included in general and administrative
     and operating expenses and other assets) (1)           174          265

(1) Included in "Reimbursement for services of affiliates" for 1996 is approximately $39,000 in reimbursements for construction oversight costs and $26,000 of lease commissions.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from CCIP pursuant to the Master Loan Agreement, which is described more fully in the 1996 Annual Report. An interest payment of $862,000 was paid during the six months ended June 30, 1997. No interest payments were made during the six month period ended June 30, 1996. No advances were received under the Master Loan Agreement during the six months ended June 30, 1997. Principal payments of approximately $1,590,000 were made on the Master Loan during the six months ended June 30, 1997.

CCEP insures its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner who receives payments on these obligations from the agent. The amount of CCEP's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

NOTE C - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at June 30, 1997, and December 31, 1996, are approximately $275,152,000 and approximately $261,136,000, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan Agreement, interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%. The interest rates for each of the six month periods ended June 30, 1997 and 1996, was 12.5%. Payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service and capital expenditures. Any unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. Any net proceeds from sale or refinancing of any of CCEP's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

During the six months ended June 30, 1997, CCEP paid approximately $1,590,000 to CCIP as principal payments on the Master Loan. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement, accounted for approximately $388,000. Approximately $202,000 was due to an excess cash flow payment paid to CCIP as stipulated by the Master Loan Agreement. CCEP also paid an additional $1,000,000 to CCIP as principal payment on the Master Loan.